                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

               From the transition period from        to


                        Commission file number 000-24312


             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:

                   VIRBAC CORPORATION RETIREMENT SAVINGS PLAN


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                               VIRBAC CORPORATION
                      (f/k/a AGRI-NUTRITION GROUP LIMITED)
                             3200 Meacham Boulevard
                              Fort Worth, TX 76137
                             Telephone 817-831-5030

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    VIRBAC CORPORATION
                                    RETIREMENT SAVINGS PLAN



Date: October 1, 2003               by: /s/ PAMELA ALLRED
                                       -----------------------------------------
                                       Pamela Allred, Acting Plan Administrator

                          INDEPENDENT AUDITOR'S REPORT


To the Plan Administrator
Virbac Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Virbac Corporation Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Virbac Corporation Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information on pages 8 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
August 20, 2003

4052

                   VIRBAC CORPORATION RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2002 AND 2001

                                                     2002             2001
                                                 ------------     ------------
ASSETS
     Cash                                        $         --     $    105,247
     Investments, at fair value                     5,837,780        6,301,247
     Employer contribution receivable                      --            5,005
     Employee contribution receivable                      --           11,550
     Participant loans                                 78,072           41,933
                                                 ------------     ------------

         Total assets                               5,915,852        6,464,982

LIABILITIES                                                --               --
                                                 ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                $  5,915,852     $  6,464,982
                                                 ============     ============

                   VIRBAC CORPORATION RETIREMENT SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                2002              2001
                                                            ------------      ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Contributions
         Employer                                           $    328,196      $    239,033
         Employee                                                613,400           605,414
         Other                                                    30,696            35,488
     Investment Income (loss)
         Interest and dividends                                   99,440           244,570
         Net change in fair value of investments                (735,287)         (246,128)
     Other                                                        30,264            92,892
                                                            ------------      ------------

             Total additions                                     366,709           971,269

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                               884,493           190,349
     Administrative expenses                                      32,752            16,173
                                                            ------------      ------------

             Total deductions                                    917,245           206,522
                                                            ------------      ------------

             Increase (decrease) in net assets
                available for benefits                          (550,536)          764,747

TRANSFER OF ASSETS                                                 1,406         1,138,753

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                         6,464,982         4,561,482
                                                            ------------      ------------

     End of year                                            $  5,915,852      $  6,464,982
                                                            ============      ============

                   VIRBAC CORPORATION RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

         Virbac Corporation Retirement Savings Plan (the "Plan") maintains its accounting records on the accrual basis.

     INVESTMENT VALUATION AND INCOME RECOGNITION

         At December 31 of each year, the Plan's assets are revalued to reflect fair value using quoted market prices. Any appreciation or depreciation in fair value is reflected in the statement of changes in net assets available for benefits.

     USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

NOTE 2. DESCRIPTION OF PLAN

     The following description of Virbac Corporation Retirement Savings Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     In 1999, Agri-Nutrition Group Limited merged with Virbac Corporation, a U.S. subsidiary of a French manufacturer, to form a new company. In 2001, Virbac Corporation merged its existing defined contribution plan with Agri-Nutrition Group Limited Retirement Savings Plan to form Virbac Corporation Retirement Savings Plan.

     The Plan is a defined contribution plan covering all eligible employees of Virbac Corporation. The Plan meets the eligibility requirements of a 401(k) plan under the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

     All employees of the Company who have attained the age of 18 are eligible to participate in the Plan. Participant contributions are fully vested at all times. The Plan provides for vesting of the Company's matching and discretionary contributions according to the following schedule: after one year of service, 33 1/3%; after two years of service, 66 2/3%; and after three years of service, 100%.

                   VIRBAC CORPORATION RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


     NOTE 2. DESCRIPTION OF PLAN - CONTINUED

     Each participant may elect to contribute up to 20 percent of their eligible compensation, as defined in the Plan, in increments of one percent, with the right to increase or decrease its rate of basic contribution or investment percentage of each fund on the first day of each quarter. The Company contributes to the Plan an amount equal to 100% of participant contributions, not to exceed six percent of the participant's eligible compensation. In addition, the Plan accepts qualified rollover contributions from participants.

     In addition to the Company's matching contribution, the Company may make a discretionary contribution to the Plan out of its accumulated earnings or current profits as decided by the board of directors. The Company's discretionary contribution is allocated to the participants based on their eligible compensation as a percentage of total compensation. No discretionary contributions were made in 2002 or 2001.

     Each participant may designate, in one percent increments, the percentage of participant and Company matching contributions allocable to their account which are to be invested in the Guaranteed Interest Fund, Money Market Fund, Stable Value Fund, Bond Emphasis Balanced Fund, Stock Emphasis Balanced Fund, Large Cap Stock Index Fund, Mid Cap Stock Index Fund, Total Bond Market Index Fund, Advanced Equity Income Index Fund, Aggressive Growth Fund, Ultra Investment Fund, T. Rowe Price New Horizons Fund, International Growth Fund, and Virbac Corporation Stock Fund.

     If a participant terminates employment prior to becoming fully vested, the forfeited portions of the Company's matching and discretionary contributions are allocated to the remaining participants on the basis of their compensation.

     Retiring participants, participants leaving the employment of the Company due to disabling illness or injury, and participants whose employment is terminated prior to retirement, disability or death will receive the vested balance in their individual account in a lump sum payment or in approximate equal annual or monthly installments over a period of time based upon the written election of the participant for participants with vested account balances greater than $3,500. Payment of benefits for participants with vested account balances of $3,500 or less are disbursed in a lump sum. Upon death, a participant's account will be distributed to the designated beneficiary at his election in the manner described above.

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the rights of participants to benefits accrued to the date of termination will be fully vested and nonforfeitable.

     Any active employee may apply for a loan from the Plan. The minimum loan amount is $1,000 and the maximum total dollar amount may not exceed $50,000. The loans may not exceed the lesser of 50 percent of the participant's nonforfeitable accrued benefit or 100 percent of vested participant contributions and income. The security for each loan shall be

                   VIRBAC CORPORATION RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 2. DESCRIPTION OF PLAN - CONTINUED

     an irrevocable pledge and assignment of the nonforfeitable participant's accrued benefit with a repayment term of 60 months or less. Only one loan per participant may be outstanding in any twelve-month period.

NOTE 3. INVESTMENTS

     The following table presents the fair values of investments as of December 31, 2002 and 2001. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                      December 31,      December 31,
                                                          2002              2001
                                                      ------------      ------------
     Investments at fair value as
       determined by quoted market price
          Guaranteed Interest Fund                    $     48,993      $    164,194
          Money Market Fund                                278,541           492,946*
          Bond Emphasis Balanced Fund                      436,599*          469,125*
          Large Cap Stock Index Fund                     1,059,558*        1,476,577*
          Small Cap Stock Index Fund                         2,273                --
          Stock Emphasis Balanced Fund                     398,192*          487,368*
          Mid Cap Stock Index Fund                         223,603           193,325
          Stable Value Fund                                743,688*          418,983*
          Strong Ultra-Short Fund                               --            57,073
          Total Bond Market Index Fund                     417,289*          144,375
          Advanced Equity Income Index Fund                  5,762                --
          Aggressive Growth Fund                           260,834           236,402
          Ultra Investment Fund                            213,249           208,747
          Invesco Growth Fund                                   --           230,632
          T. Rowe Price New Horizons Fund                  267,749           381,979*
          International Growth Fund                        155,766           131,060
          Virbac Corporation Stock                         995,552*          808,893*
          Insurance Policies                               330,132*          399,568*
                                                      ------------      ------------

                                                      $  5,837,780      $  6,301,247
                                                      ============      ============

              * Represents investments of 5% or more of net assets

NOTE 4. TAX STATUS OF PLAN

         The Plan obtained its latest determination letter in May 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

                               SUPPLEMENTARY DATA

                   VIRBAC CORPORATION RETIREMENT SAVINGS PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                          HELD FOR INVESTMENT PURPOSES
                         EIN: 43-1648680     PLAN - 001
                                DECEMBER 31, 2002



 (a)              (b)                                 (c)                            (d)                   (e)
                                          Description of investment
         Identity of issue,                 including maturity date,
          borrower, lessor               rate of interest, collateral,                                    Current
          or similar party                   par or maturity value                   Cost                  Value
         ------------------              -----------------------------               ----                 -------

         Principal Life                  Insurance Company General
             Insurance Co.                   Guaranteed Interest                      N/A                  $   48,993

         Principal Life                  Pooled Separate Accounts
             Insurance Co.                   Money Market                             N/A                     278,541

         Principal Life                  Pooled Separate Accounts
             Insurance Co.                   Bond Emphasis Balanced                   N/A                     436,599

         Principal Life                  Pooled Separate Accounts
             Insurance Co.                   Large Cap Stock Index                    N/A                   1,059,558

         Principal Life                  Pooled Separate Accounts
             Insurance Co.                   Stock Emphasis Balanced                  N/A                     398,192

         Principal Life                  Pooled Separate Accounts
             Insurance Co.                   Mid Cap Stock Index                      N/A                     223,603

         Gartmore Trust                  Pooled Separate Accounts
             Company                         Stable Value                             N/A                     743,688

         Vanguard Group                  Pooled Separate Accounts
                                            Total Bond Market Index                   N/A                     417,289

         Fidelity                        Advanced Equity Income                       N/A                       5,762

         AIM Family of Funds             Pooled Separate Accounts
                                            Aggressive Growth                         N/A                     260,834

         American Century                Pooled Separate Accounts
                                            Ultra Investment                          N/A                     213,249

                   VIRBAC CORPORATION RETIREMENT SAVINGS PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                          HELD FOR INVESTMENT PURPOSES
                         EIN: 43-1648680     PLAN - 001
                                DECEMBER 31, 2002
                                   (CONTINUED)

                                           Description of investment
         Identity of issue,                 including maturity date,
          borrower, lessor               rate of interest, collateral,                                    Current
          or similar party                   par or maturity value                   Cost                  Value
         ------------------              -----------------------------               ----                 -------

         T. Rowe Price Funds             Registered Investment Company
                                             T. Rowe Price New Horizons               N/A                     267,749

         T. Rowe Price Funds             Pooled Separate Accounts
                                            Small Cap Stock Index                     N/A                       2,273

         Putnam                          Pooled Separate Accounts
                                             International Growth A                   N/A                     155,766

  *      Virbac Corporation              Employer Security - Common
                                             Virbac Corporation                       N/A                     995,552

         Conseco                         Individual Life Insurance
                                              Cash Values                             N/A                     176,406

         Americo Financial               Individual Life Insurance
             Life & Annuity                   Cash Values                             N/A                      48,151

         Lincoln National Life           Individual Life Insurance
                                              Cash Values                             N/A                     100,556

         Midland National Life           Individual Life Insurance
              Insurance                       Cash Values                             N/A                       5,019

  *      Participant Loans               Interest Rates Ranging
                                             from 4.75% to 8.75%                      N/A                      78,072
                                                                                                       --------------

                                                                                                       $    5,915,852
                                                                                                       ==============

                          * Denotes parties-in-interest